Exhibit 99.1

Financial News

CIBC Increases Dividend

Toronto, ON – February 25, 2016 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.18 per share on common shares for the quarter ending April 30, 2016, an increase of three cents from the previous quarter. This dividend is payable on April 28, 2016 to shareholders of record at the close of business on March 28, 2016.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the quarter ending April 30, 2016 payable on April 28, 2016 to shareholders of record at the close of business on March 28, 2016:

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com